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                        [eResearchTechnology Letterhead]

                                  March 1, 2001


VIA EDGAR
Amy O'Brien, Esquire
Mail Stop 4-4
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

         Re:  eResearchTechnology, Inc.
              Form S-1 Registration Statement
              SEC File No. 333-33562
              ----------------------

Dear Ms. O'Brien:

         We hereby request the withdrawal of our Form S-1 Registration Statement, No. 333-33562. We are requesting such withdrawal because of unfavorable market conditions that would adversely affect the offering of the shares of our common stock covered by the Registration Statement. No securities were sold or will be sold under the Registration Statement.

         We further request that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the above-captioned Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

         If you have any questions, please call Thomas G. Spencer of Duane, Morris & Heckscher LLP at 215-979-1218 or the undersigned at 215-972-0420.

                                                      Sincerely,


                                                      /s/ Joel Morganroth, MD
                                                      --------------------------
                                                      Joel Morganroth, MD
                                                      Chairman